UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

           CITIGROUP ALTERNATIVE INVESTMENTS MULTI-ADVISER HEDGE FUND
                                 PORTFOLIOS LLC
                       (Name of Subject Company (Issuer))

           CITIGROUP ALTERNATIVE INVESTMENTS MULTI-ADVISER HEDGE FUND
                                 PORTFOLIOS LLC
                       (Name of Filing Person(s) (Issuer))

                  UNITS OF LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                Millie Kim, Esq.
                      Citigroup Alternative Investments LLC
                        399 Park Avenue, Mezzanine Level
                               New York, NY 10043
                                 (212) 559-8580

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                              Paul Schreiber, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 848-4000

                                 April 23, 2003
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

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
Transaction Valuation:              $3,350,000.00 (a)            Amount of Filing Fee:        $271.00 (b)
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(a)  Calculated as the estimated aggregate maximum purchase price for Units.

(b)  Calculated at $80.90 per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:
                            ----------------------------------------------
     Form or Registration No.:
                              --------------------------------------------
     Filing Party:
                  --------------------------------------------------------
     Date Filed:
                ----------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Item 1.  SUMMARY TERM SHEET.

         Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC (the "Company") offers its units of limited liability company interests ("Units") in two, separate series designated as "Multi-Strategy Series M" and "Multi-Strategy Series G" (each, a "Series" and together, the "Series"). The Company is offering to purchase up to 5% of its outstanding Multi-Strategy Series M Units and up to 5% of its outstanding Multi-Strategy Series G Units, in each case from the Members of the Company holding such Units, at their unaudited Series net asset value per Unit (that is, the value of the relevant Series' assets minus its liabilities, divided by the number of Units of the Series outstanding). The offer to purchase Units (the "Offer") will remain open until 12:00 midnight New York time, on May 31, 2003 unless the Offer is extended. Members who desire to tender Units for purchase, however, must do so by 12:00 midnight, New York time on Friday, May 23, 2003 (the "Notice Date"). The Series net asset value of Units will be calculated for this purpose as of June 30, 2003 or, if the Offer is extended as to a Series, as of the last business day of the month following the month in which the Offer as to such Series actually expires (in each case, the "Valuation Date"). The Company reserves the right to adjust the Valuation Date as to a Series to correspond with any extension of the Offer as to such Series.

         Members may tender all or some of their Units up to an amount such that they maintain the minimum required Series capital account balance of $50,000 (or any lower amount equal to a Member's initial Series subscription amount net of placement fees) after the purchase of the


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Units by the Company. If a Member tenders Units and the Company purchases those
Units, the Company will issue the Member a non-interest bearing, non-transferable promissory note (the "Note") entitling the Member to receive an amount equal to the value of the Member's Units accepted for purchase by the Company determined as of June 30, 2003 (or, if the Offer is extended, the value determined as of the relevant Valuation Date) (valued in either case within 10 business days thereafter in accordance with the Company's Limited Liability Company Agreement dated as of November 19, 2002 (the "LLC Agreement")). The Note will be held for the Member in the Member's account with Smith Barney designated for that purpose and will entitle the Member to receive a payment in cash and/or securities (valued according to the LLC Agreement) equal to the value of the Member's Units accepted for purchase by the Company to be paid to the Member within 30 days after the Valuation Date or, if the relevant Series has requested withdrawals of its capital from any investment funds in order to fund the purchase of Units of that Series, within 10 business days after the Series has received at least 90% of the aggregate amount withdrawn from such investment funds. (Separate Notes will be issued as to each Series such that a Member who tenders Units of both Series that are accepted for purchase by the Company should expect to be issued two such Notes.) Any cash payment on a Note will be wire transferred to the Member's account with Smith Barney. (Smith Barney is a division and service mark of Citigroup Global Markets, Inc.)

         A Member who tenders for purchase only a portion of such Member's Units of a Series will be required to maintain a Series capital account balance equal to at least $50,000 (or any lower amount equal to the Member's initial Series subscription amount net of placement fees). The Company reserves the right to purchase less than the amount the Member tenders if the purchase would cause the Member's capital account for a Series to have less than the required minimum balance. If the Company accepts the tender of the Member's Units, the Company will make payment for Units it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the relevant Series, the withdrawals of capital from the investment funds in which the Series has invested, or by borrowings (which the Company does not presently intend to do).

         Following this Summary Term Sheet is a formal notice of the Company's offer to purchase Units of each of its Series, Multi-Strategy Series M and Multi-Strategy Series G. Members who desire to tender Units for purchase must do so by 12:00 midnight, New York time, on the Notice Date, Friday, May 23, 2003. The Offer to Members remains revocable until 12:00 midnight, New York time, on May 31, 2003, the expected expiration date of the Offer. Until the expiration date, Members have the right to change their minds and withdraw any tenders of their Units. If the Company has not yet accepted a Member's tender of Units on or prior to June 18, 2003 (i.e., the date 40 business days from the commencement of the Offer as to each Series), a Member will also have the right to withdraw the tender of such Units. Units withdrawn prior to the expiration date may be re-tendered by following the tender procedures before the Offer expires (including any extension period).

         If a Member would like the Company to purchase all or some of its Units, it should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal to PFPC, Inc. ("PFPC"), the Company's agent designated for this purpose, at P.O. Box 219, Claymont, Delaware 19703, attention: Angela Carn; or (ii) fax it to PFPC at
(302) 791-4018 or (302) 791-3045, so that it is received before 12:00 midnight, New


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



York time, on Friday, May 23, 2003. (Members tendering Units of more than one Series must submit a separate Letter of Transmittal for each such Series.) IF THE MEMBER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT SHOULD MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO PFPC PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, NEW YORK TIME, ON FRIDAY, MAY 23, 2003).

         The value of the Units of either Series may change between March 31, 2003 (the last date prior to the date of this filing as of which Series net asset values were calculated) and June 30, 2003, the date as of which the value of the Units will be determined for purposes of calculating the purchase price. Members desiring to obtain the estimated Series net asset value for their Units, which the Company will calculate from time to time based upon the information the Company receives from the managers of the investment funds in which a Series is invested, may contact PFPC at (800) 305-0816 or P.O. Box 219, Claymont, Delaware 19703, Attention: Angela Carn, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m., New York time. IMPORTANT
NOTE: Any estimated Series net asset value provided by PFPC will be based on information supplied by third parties and is provided to Members for convenience only and not pursuant to any obligation on the part of the Company. Neither the Company nor PFPC can give any assurances as to the accuracy of such information; nor can either give any assurance that the next regularly computed, monthly Series net asset value will not differ (sometimes significantly) from such estimated Series net asset value. Moreover, estimated information cannot be read as superseding any regularly computed, monthly Series net asset value.

         Please note that just as each Member has the right to withdraw its tender, the Company has the right to cancel, amend or postpone this Offer (as to either Series or both) at any time before 12:00 midnight, New York time, on May 31, 2003. Also realize that although the Offer expires on May 31, 2003 (and that if a Member desires to tender Units for purchase, it must do so by May 23,
2003), a Member who tenders all of its Units of a Series will remain a Member of the Company having a membership interest with respect to such Series through June 30, 2003, the date for which the Series' net asset value of the Member's Units is calculated, notwithstanding the Company's acceptance of the Member's Units for purchase.

Item 2.  ISSUER INFORMATION.

         (a) The name of the issuer is Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC. The Company is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Company is located at 388 Greenwich Street, 16th Floor, New York, New York 10013 and the telephone number is (212) 816-4999.

         (b) The securities that are the subject of the Offer are titled "limited liability company interests" in the Company. The Company issues these interests in two, separate Series of Units designated as Multi-Strategy Series M and Multi-Strategy Series G. As used in this Schedule TO, the term "Units" (representing, as the context may require, Units of either or both Series of the Company) refers to the limited liability company interests in the Company that constitute the class of security that is the subject of this Offer or the limited liability company interests in the Company that are tendered by Members to the Company pursuant to this Offer. As of the close of business on March 31, 2003, the unaudited net asset value of Multi-Strategy Series M was $27,852,029.60 (with an unaudited Series net asset value per Unit of $993.28) and the unaudited net asset value of Multi-Strategy Series G was $38,426,666.86 (with an unaudited Series net asset value per Unit of $995.86). Subject to the conditions set out in the Offer, the Company will purchase up to 5% of its outstanding Multi-Strategy Series M Units and up to 5% of its outstanding Multi-Strategy Series G Units, in each case that are tendered by Members and not withdrawn as described above in Item 1, subject to any extension of the Offer.

         (c) There is no established trading market for the Units, and any transfer thereof is strictly limited by the terms of the LLC Agreement.

Item 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The name of the filing person (i.e., the Company) is Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC. The Company's principal executive office is located at 388 Greenwich Street, 16th Floor, New York, New York 10013 and the telephone number is (212) 816-4999. The Managing Member of the Company is AMACAR Partners, Inc. (the "Managing Member"). The principal executive office of the Managing Member is located at 6525 Morrison Boulevard, Suite 318, Charlotte, North Carolina 20211 and the telephone number is (704) 365-0569. The investment adviser of the Company is Citigroup Alternative Investments LLC (the "Adviser"). The principal executive office of the Adviser is located at 399 Park Avenue, 7th Floor, New York, New York 10043 and the telephone number is (212) 559-3190. The Company's Directors are Janet Holmes, Charles Hurty, Steven Krull, David Scudder and Clifford De Souza. Their address is c/o Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC, 388 Greenwich Street, 16th Floor, New York, New York 10013 and their telephone number is (212) 816-4999.

Item 4.  TERMS OF THE TENDER OFFER.

         (a) (1) (i) Subject to the conditions set out in the Offer, the Company will purchase up to 5% of its outstanding Multi-Strategy Series M Units and up to 5% of its outstanding Multi-Strategy Series G Units if tendered by Members by 12:00 midnight, New York time, on Friday, May 23, 2003 and not withdrawn as described in Item 4(a)(1)(vi). The initial expiration date of the offer is 12:00 midnight, New York time, on May 31, 2003 (the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended as to a Series is called the "Expiration Date."

         (ii) The purchase price of Units tendered to the Company for purchase will be their Series net asset value as of the close of business on the Valuation Date (June 30, 2003 or, if the Offer is extended as to a Series, the last business day of the month following the month in which the Offer actually expires). See Item 4(a)(1)(v) below.

         Members may tender all or some of their Units up to an amount such that they maintain the minimum required Series capital account balance of $50,000 (or any lower amount


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


equal to a Member's initial Series subscription amount net of placement fees) after the purchase of the Units by the Company. Each Member who tenders Units that are accepted for purchase will be issued the Note described in Item 1 above (a non-interest bearing, non-transferable promissory note) promptly after the Expiration Date. (Separate Notes will be issued as to each Series.) A Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date within 10 business days thereafter, of the Units tendered by the Member and accepted for purchase by the Company. This amount will be the value of the Units being purchased determined as of the Valuation Date and will be based upon the value of the relevant Series' net assets as of that date, after giving effect to all allocations to be made as of that date. Payment of this amount will be made within 30 days after the Valuation Date or, if the relevant Series has requested withdrawals of its capital from any investment funds in order to fund the purchase of Units of that Series, no later than 10 business days after the Series has received at least 90% of the aggregate amount withdrawn from such investment funds.

         Although the Company has retained the option to pay all or a portion of the purchase price by distributing securities, the purchase price will be paid entirely in cash except in the unlikely event that Citigroup Alternative Investments LLC, acting as the Company's administrator, determines (with respect to each Series independently) that the distribution of securities is necessary to avoid or mitigate any material adverse effect of the Offer on the Company, the relevant Series or on the Members not tendering their Units.

         A Member who tenders for purchase only a portion of such Member's Units will be required to maintain a Series capital account balance equal to at least $50,000 (or any lower amount equal to the Member's initial Series subscription amount net of placement fees).

         (iii) The scheduled expiration date of the Offer is 12:00 midnight, New York time, Saturday, May 31, 2003. Members who desire to tender Units for purchase, however, must do so by 12:00 midnight, New York time, on the Notice Date, which is Friday, May 23, 2003.

         (iv) Not applicable.

         (v) The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending (as to either Series or both) by notifying Members of such extension. If the Company elects to extend the tender period, for the purpose of determining the purchase price for tendered Units, the Series net asset value with respect to such Units will be determined as of the close of business on the last business day of the month after the month in which the Offer actually expires. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time, up to and including the Expiration Date, to (again, as to either Series or both): (A) cancel the Offer in the circumstances set out in Section 8 of the Offer and in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (B) amend the Offer; and (C) postpone the acceptance of Units. If the Company determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.


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


         (vi) The Company's Private Placement Memorandum dated November 1, 2002, as supplemented (the "Private Placement Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Units, provide that a tender of Units may be withdrawn at any time before 12:00 midnight, New York time, Saturday, May 31, 2003. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, if the Company has not yet accepted a Member's tender of Units on or prior to June 18, 2003 (i.e., the date 40 business days from the commencement of the Offer as to each Series), a Member will also have the right to withdraw its tender of such Units.

         (vii) Members wishing to tender Units pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to PFPC, the Company's agent designated for this purpose, to the attention of Angela Carn, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Angela Carn, at either of the fax numbers set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than 12:00 midnight, New York time, on the Notice Date, Friday, May 23, 2003. The Company recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter. (Members tendering Units of more than one Series must submit a separate Letter of Transmittal for each such Series.)

         Any Member tendering Units pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax number set out on the first page of the Letter of Transmittal. A form to use to give notice of withdrawal of a tender is available by calling PFPC at the telephone numbers indicated on the first page of the Letter of Transmittal. (A separate notice of withdrawal must be provided as to each Series, if applicable.) Units tendered and properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Units, Units may be tendered again prior to the relevant Expiration Date by following the procedures described above.

         (viii) For purposes of the Offer, the Company will be deemed to have accepted (and thereby purchased) Units that are tendered as, if and when it gives written notice to the tendering Member of its election to purchase such Units.

         (ix) If more than 5% of its Multi-Strategy Series M Units or more than 5% of its Multi-Strategy Series G Units are duly tendered to the Company (and not withdrawn) prior to the Expiration Date, the Company will in its sole discretion as to such Series either: (A) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (B) extend the Offer, if necessary, and increase the amount of Units that the Company is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (C) accept a portion of the Units tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate Series net asset value of tendered Units. The Offer (as to either Series or both) may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.


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         (x) The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in a Series of Members who do not tender their Units of that Series. Members who retain their Units may be subject to increased risks that may possibly result from the reduction in the Series' net assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Company believes that this result is unlikely given the nature of the Company's investment program and the limited number of Units expected to be tendered for each Series. A reduction in the net assets of a Series (and thereby the Company as a whole) may result in Members who do not tender Units bearing higher costs to the extent that certain expenses borne by the Company and each Series are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made from time to time.

         (xi) Not applicable.

         (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Company from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Company pursuant to the Offer.

         In general, a Member from whom Units are purchased by the Company will be treated as receiving a distribution from the Company with respect to the relevant Series of Units. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Units of that Series. A Member's basis in such Member's remaining Units of the Series will be reduced (but not below zero) by the amount of consideration received by the Member from the Company in connection with the purchase of Units of the Series. A Member's basis in such Member's Units of a Series generally will be adjusted for Series income, gain, deduction or loss allocated (for tax purposes) to such Member for periods prior to the purchase of the Units by the Company. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Units generally is taxable as a capital gain (provided that the Units are held as capital assets) except that the gain will be treated as ordinary income to the extent (if any) of the Member's allocable share of certain ordinary assets of the Company. Since the Company will have been in existence for less than one year throughout the term of the Offer and thus the Members will have held their Units for the short-term capital gain period, any such gain recognized by a Member will be treated as short-term capital gain. A Member all of whose Units in a Series are purchased by the Company may recognize a loss, but only to the extent that the amount of consideration received from the Company is less than the Member's then adjusted tax basis in such Member's Units of the Series.

         (a) (2) Not applicable.

         (b) Any Units to be purchased from any officer, director or affiliate of the Company will be on the same terms and conditions as any other purchase of Units.


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Item 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The Private Placement Memorandum and the LLC Agreement provide that the Company's board of directors (the "Board of Directors") has the discretion to determine (on a Series-by-Series basis) whether the Company will purchase Units from Members from time to time pursuant to written tenders. The Private Placement Memorandum also states that the Adviser expects to recommend to the Board of Directors (again, on a Series-by-Series basis) that the Company purchase Units from Members semiannually each year, beginning on June 30, 2003 and thereafter on each December 31 and June 30 (or, if any such date is not a business day, on the immediately preceding business day). The Company has not previously offered to purchase Units of either Series from the Members. The Company is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Company, the Managing Member, the Adviser or the Board of Directors or any person controlling the Company or controlling the Managing Member, the Adviser or the Board of Directors; and (ii) any other person, with respect to the Units. The LLC Agreement further provides that a Series shall be dissolved if the Units of that Series held by any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender all Units of the Series held by such Member for purchase by the Company have not been purchased within a period of two years of the request (whether in a single purchase offer or multiple consecutive offers within the two-year period). A Member who intends to cause a Series to be so dissolved must so indicate in a separate, written dissolution request submitted to the Company within the applicable two-year period.

Item 6.  PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

         (a) The purpose of the Offer is to provide liquidity to Members who hold Units as contemplated by and in accordance with the procedures set out in the Private Placement Memorandum and the LLC Agreement.

         (b) Units that are tendered to the Company in connection with the Offer will be retired, although the Company may issue additional Units as to either Series from time to time in transactions not requiring registration of the Units under the Securities Act of 1933, as amended, in accordance with the Private Placement Memorandum. The Company currently expects that it will accept subscriptions for Units as of the first business day of each calendar month, but is under no obligation to do so, and may do so more or less frequently as determined by Citigroup Alternative Investments LLC (acting pursuant to administrative authority delegated by the Board of Directors).

         (c) None of the Company, the Managing Member, the Adviser and the Board of Directors has any plans or proposals that relate to or would result in: (1) the acquisition by any person of Units (other than the Company's intention to accept subscriptions for Units on the first business day of each calendar month and from time to time as described in paragraph (b) above), or the disposition of Units (other than through periodic purchase offers by the Company, including this Offer); (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or a Series; (3) any material change in the present distribution policy or indebtedness or capitalization of the Company or a Series; (4) any change


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


in the present Board of Directors or in the management of the Company including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (5) a purchase, sale or transfer of a material amount of assets of the Company or a Series (other than as may be necessary or appropriate to fund all or a portion of the purchase price for Units acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Company or a Series); (6) any other material change in the Company's corporate structure or business, including any plans or proposals to make any changes in a Series' investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Company. Because Units are not traded in any market, Subsections (6), (7) and
(8) of Regulation M-A ss. 229.1006(c) are not applicable to the Company.

Item 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The Company expects that the amount offered for the purchase of Units acquired pursuant to the Offer, which will not exceed 5% of its outstanding Units (and therefore 5% of Series net assets) with respect Multi-Strategy Series M Units or more than 5% of its outstanding Units (and therefore 5% of Series net assets) with respect to Multi-Strategy Series G Units (unless the Company elects to purchase a greater amount as to either Series or both), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the relevant Series; and (iii) possibly borrowings, as described in paragraph (d) below. The Company will segregate with its custodian (on a Series-by-Series basis), cash, liquid securities or interests in investment funds that a Series has requested to be withdrawn (or any combination of them) equal to the value of the amount estimated to be paid under the Notes described above.

         (b) There are no material conditions to the financing of the transaction. There are no alternative financing plans or arrangements for the transaction.

         (c) Not applicable.

         (d) None of the Company, the Managing Member, the Adviser and the Board of Directors has determined at this time to borrow funds to purchase Units tendered in connection with the Offer. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Company, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price for Units (as to either Series or both), subject to compliance with applicable law. If the Company funds any portion of the purchase price in that manner, it will deposit assets to serve as collateral for any amounts so borrowed, in a special custody account with its custodian established for that purpose for the relevant Series. If the Company were to fail to repay any such amounts, the lender would be entitled to satisfy the Company's obligations with respect to the relevant Series from the collateral deposited in the special custody account for that Series. The Company expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Company with respect to the relevant Series by existing or new Members of such Series, withdrawal of the Series' capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Series.

Item 8.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Based on March 31, 2003 Series net asset values, the following persons own Units equal in value to the following amounts (shown separately with respect to each Series):


----------------------------------------------------------------------------------------------------------------------
                                                                                 Approximate Percentage of
            Person                  Multi-Strategy Series M Units           Multi-Strategy Series M's Net Capital
----------------------------------------------------------------------------------------------------------------------
Managing Member                                   $0                                         0%
Adviser                                           $0                                         0%
Janet Holmes                                      $0                                         0%
Charles Hurty                                     $0                                         0%
Steven Krull                                      $0                                         0%
David Scudder                                     $0                                         0%
Clifford De Souza                                 $0                                         0%
Citigroup FOF LLC                           $19,865,600.00                                 71.33%
399 Park Avenue
7th Floor
New York, NY 10043
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
                                                                                 Approximate Percentage of
            Person                  Multi-Strategy Series G Units           Multi-Strategy Series G's Net Capital
----------------------------------------------------------------------------------------------------------------------

Managing Member                                   $0                                         0%
Adviser                                           $0                                         0%
Janet Holmes                                      $0                                         0%
Charles Hurty                                     $0                                         0%
Steven Krull                                      $0                                         0%
David Scudder                                     $0                                         0%
Clifford De Souza                                 $0                                         0%
Citigroup FOF LLC                           $19,917,200.00                                 51.83%
399 Park Avenue
7th Floor
New York, NY 10043
----------------------------------------------------------------------------------------------------------------------


         Citigroup FOF LLC is a wholly owned indirect subsidiary of Citigroup, Inc., the indirect parent company of the Adviser, and is the vehicle by which affiliates of the Adviser provided sponsorship capital with respect to each Series of the Company. Citigroup FOF LLC is not required to maintain its investment in either Series and may participate in the Offer as to either or both Series on the same terms as other Members.

         Other than as listed above, no person controlling the Company, the Managing Member or the Adviser nor any associate or majority-owned subsidiary of such person owns (directly or indirectly) Units of either Series of the Company. Unless otherwise noted, addresses for each of the persons listed above are provided in Item 3.

         (b) Other than the issuance of Units by the Company in the ordinary course of business, there have been no transactions involving Units that were effected during the past 60 days by the Company, the Managing Member, the Adviser, any member of the Board of Directors or any person controlling the Company, the Managing Member or the Adviser.

Item 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         No persons have been directly or indirectly employed or retained or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer.

Item 10. FINANCIAL STATEMENTS.

         (a) (1) The Company completed its first fiscal year on March 31, 2003. While the Company does not file its annual report under Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 30d-1 under the 1940 Act it expects to prepare and furnish its audited financial statements for the fiscal year ended March 31, 2003 to its Members within 60 days following such fiscal year end. Pursuant to Rule 30b2-1 under the 1940 Act, the Company also expects to file such audited financial statements with the Securities and Exchange Commission within 10 days after furnishing them to the Members. In addition, reference is made to the unaudited financial statements of the Company for the period from its commencement of operations on December 31, 2002 to March 31, 2003, which are being furnished herewith as Exhibit F and are incorporated herein by reference.

         (2) The Company is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Company does not have shares, and consequently does not have earnings per share information.

         (3) Not applicable.

         (4) The Company does not have shares, and consequently does not have book value per share information.

         (b) Each Series' net assets will be reduced by the amount paid by the Company to purchase Units of such Series. Thus, a Series' income relative to assets may be affected by the Offer. The Company does not have shares and consequently does not have earnings or book value per share information.

Item 11. ADDITIONAL INFORMATION.

         (a) (1) None.

         (2) None.

         (3) Not applicable.

         (4) Not applicable.

         (5) None.

         (b) None.

Item 12. EXHIBITS.

         Reference is hereby made to the following exhibits which collectively constitute the Offer to Members and are incorporated herein by reference:

         A.   Cover Letter to Offer to Purchase and Letter of Transmittal.

         B.   Offer to Purchase (with financial statements enclosed).

         C.   Form of Letter of Transmittal.

         D.   Form of Notice of Withdrawal of Tender.

         E. Forms of Letters to Members in connection with the Company's acceptance of tenders of Units.

         F. Unaudited Financial Statements of the Company (for each of Multi-Strategy Series M and Multi-Strategy Series G) for the period from the Company's commencement of operations on December 31, 2002 to March 31, 2003.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

                                       CITIGROUP ALTERNATIVE INVESTMENTS
                                       MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC


                                       By:   /s/ Clifford De Souza
                                          ------------------------------------
                                          Name:  Clifford De Souza
                                          Title: President and Director


April 23, 2003

                                  EXHIBIT INDEX

EXHIBIT

A.       Cover Letter to Offer to Purchase and Letter of Transmittal.

B.       Offer to Purchase (with financial statements enclosed).

C.       Form of Letter of Transmittal.

D.       Form of Notice of Withdrawal of Tender.

E. Forms of Letters to Members in connection with the Company's acceptance of tenders of Units.

F. Unaudited Financial Statements of the Company (for each of Multi-Strategy Series M and Multi-Strategy Series G) for the period from the Company's commencement of operations on December 31, 2002 to March 31, 2003.